Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus J. Williams 206.757.8170 tel 206.757.7170 fax marcwilliams@dwt.com

August 6, 2015

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-4561

Attention:	Mr. Ronald E. Alper Ms. Pam Howell

Re:	Willamette Valley Vineyards, Inc. Registration Statement on Form S-3 Filed June 23, 2015, as amended on July 31, 2015 and August 6, 2015 File No. 333-205174 (the “Registration Statement”)

On behalf of our client Willamette Valley Vineyards, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated August 5, 2015, regarding the Registration Statement. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response.

General

Staff Comment No. 1: We note the response to prior comment one that you may change the offering price through a post-effective amendment, or if available, a prospectus supplement. Please clarify the extent to which the company has the discretion to change the price and the timing of such changes. In addition, to the extent there is discretion to change the price, including any decrease, the current disclosure does not reflect this. We also note the risk factor regarding the increase in price as the offering continues. Please revise throughout to clearly reflect the ability of the company to change the price, including decreasing the price, and the risk to shareholders, particularly those that bought earlier in the offering as a result. Provide the basis for your statements regarding the reason for the price increase due to the decreased risk or remove.

Securities and Exchange Commission

RESPONSE: The Company hereby represents that it will not change the pricing from that disclosed in the Registration Statement.

Staff Comment No. 2: We note the escrow agreement filed as an exhibit. However, it does not reflect the terms of the offering, regarding the minimum or how the escrow agent will determine the minimum has been reached and the process for releasing funds from escrow once the minimum has been reached. Please revise or advise.

RESPONSE: Concurrently herewith the Company is filing , as Amendment No. 2 to the Registration Statement, the Amended and Restated Escrow Agreement as Exhibit 4.3.

With respect to the acknowledgements identified on page 2 of the Staff’s letter dated July 15, 2015, the Company will furnish such acknowledgements at the time it files its request for acceleration.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact Marcus J. Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

Davis Wright Tremaine LLP

/s/ Marcus J. Williams

Marcus J. Williams

cc:	Jim Bernau